Exhibit 99.1

News release…

Date: 24 June 2004
Ref: PR376g

New contracts further underpin Rio Tinto Iron Ore expansion

Rio Tinto Iron Ore today announced that it has entered into long term sales contracts to supply an additional 40 million tonnes a year of iron ore to leading Chinese steel mills.

Under these new contracts, Hamersley Iron (Rio Tinto 100 per cent) will supply more than 30 million tonnes and the Robe River Joint Venture (Rio Tinto 53 per cent) ten million tonnes a year. The contracts, which have an average duration of ten years, will reach their stated volumes following the completion of the current expansion program at the end of 2005.

The sales arrangements are in addition to the long term contract signed in April 2004 between Rio Tinto Iron Ore and Shanghai Baosteel Group Corporation for the supply of seven million tonnes a year of product over ten years.

Rio Tinto Iron Ore chief executive Chris Renwick said, “These new agreements mean that from 2006, Hamersley Iron will have a total of around 70 million tonnes a year of product locked into long term arrangements with Chinese steel mills through joint ventures or long term contracts. Robe River will have 15 million tonnes a year under long term contracts to China. Together with ongoing sales into traditional markets, these new arrangements will strongly underpin our current expansion. They also serve to provide our Chinese customers with security of supply and further strengthen our long standing relationships in this key market.”

In December 2003, Rio Tinto approved the expansion of Hamersley Iron’s Dampier port and Yandicoogina mine operations and, in conjunction with its joint venture partners, Robe’s West Angelas mine. Since then Rio Tinto Iron Ore has approved further expenditure on new and expanded rail and power infrastructure, bringing its share of total new investment to more than US$1.1 billion.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
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For further information, please contact:

LONDON	AUSTRALIA

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Website: www.riotinto.com